Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
NuPathe Inc.:
We consent to the use of our report dated May 14, 2010, except as to Note 3(m) which is as of July 20, 2010, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement. Our report dated May 14, 2010 contains an explanatory paragraph that states that NuPathe Inc. has incurred recurring losses and negative cash flows from operations since its inception that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.
/s/ KPMG LLP
Philadelphia, Pennsylvania
September 16, 2010